UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934





                        GENERAL MARITIME CORPORATION
----------------------------------------------------------------------------
                              (Name of Issuer)


                        COMMON STOCK, $.01 PAR VALUE
----------------------------------------------------------------------------
                       (Title of Class of Securities)



                                 Y2692M 10 3
                                -------------
                               (CUSIP Number)


                                John B. Frank
                     Managing Director & General Counsel
                       Oaktree Capital Management, LLC
                     333 South Grand Avenue, 28th Floor
                        Los Angeles, California 90071
                               (213) 830-6300
----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                June 12, 2001
----------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)
----------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. Y2692M 10 3                                    Page 2 of 11 Pages
          -----------

                                                             SCHEDULE 13D
----------------------------------------------------------------------------
      1
               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Management, LLC

----------------------------------------------------------------------------
      2
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)|X|
                                                                      (b)| |
----------------------------------------------------------------------------
      3
               SEC USE ONLY
----------------------------------------------------------------------------
      4
               SOURCE OF FUNDS

               OO
----------------------------------------------------------------------------
      5
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

----------------------------------------------------------------------------
      6
               CITIZENSHIP OR PLACE OF ORGANIZATION

               California
----------------------------------------------------------------------------
                       7
     NUMBER OF               SOLE VOTING POWER
      SHARES                 2,000
   BENEFICIALLY        -----------------------------------------------------
     OWNED BY          8
       EACH                  SHARED VOTING POWER
     REPORTING               9,001,146
    PERSON WITH        -----------------------------------------------------

                       9     SOLE DISPOSITIVE POWER
                             None
                       -----------------------------------------------------
                      10
                             SHARED DISPOSITIVE POWER
                             9,001,146
----------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,003,146
----------------------------------------------------------------------------
     12
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES
----------------------------------------------------------------------------
     13
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               24.3%
----------------------------------------------------------------------------
     14
               TYPE OF REPORTING PERSON
               IA; OO
----------------------------------------------------------------------------



CUSIP No. Y2692M 10 3                                    Page 3 of 11 Pages
          -----------


                                                             SCHEDULE 13D

----------------------------------------------------------------------------
      1
               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Principal Opportunities Fund, L.P.
----------------------------------------------------------------------------
      2
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|X|
                                                                     (b)| |
----------------------------------------------------------------------------
      3
               SEC USE ONLY
----------------------------------------------------------------------------
      4
               SOURCE OF FUNDS

               OO
----------------------------------------------------------------------------
      5
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                           | |
----------------------------------------------------------------------------
      6
               CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
----------------------------------------------------------------------------
                       7
     NUMBER OF               SOLE VOTING POWER
      SHARES                 None
   BENEFICIALLY       ------------------------------------------------------
     OWNED BY
       EACH            8     SHARED VOTING POWER
     REPORTING               9,001,146
    PERSON WITH
                      ------------------------------------------------------
                       9
                             SOLE DISPOSITIVE POWER
                             None
                      ------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             9,001,146
----------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,001,146
----------------------------------------------------------------------------
     12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                             | |
----------------------------------------------------------------------------
     13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              24.3%
----------------------------------------------------------------------------
    14
               TYPE OF REPORTING PERSON
               PN
----------------------------------------------------------------------------


CUSIP No. Y2692M 10 3                                    Page 4 of 11 Pages
          -----------


                                                             SCHEDULE 13D


----------------------------------------------------------------------------
      1
               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Ajax Investments, Inc.
----------------------------------------------------------------------------
      2
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X|
                                                                     (b) | |
----------------------------------------------------------------------------
      3
               SEC USE ONLY
----------------------------------------------------------------------------
      4
               SOURCE OF FUNDS
               OO
----------------------------------------------------------------------------
      5
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                           | |
----------------------------------------------------------------------------
     6
               CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
----------------------------------------------------------------------------
                       7
     NUMBER OF               SOLE VOTING POWER
      SHARES                 None
   BENEFICIALLY       ------------------------------------------------------
     OWNED BY          8     SHARED VOTING POWER
       EACH                  9,001,146
     REPORTING        ------------------------------------------------------
    PERSON WITH        9     SOLE DISPOSITIVE POWER
                             None
                      ------------------------------------------------------
                       10
                             SHARED DISPOSITIVE POWER
                             9,001,146
----------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,001,146
----------------------------------------------------------------------------
     12
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES                                   | |
----------------------------------------------------------------------------
     13
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               24.3%
----------------------------------------------------------------------------
     14
               TYPE OF REPORTING PERSON
               CO
----------------------------------------------------------------------------




Item 1. Security and Issuer
        -------------------

This Statement relates to Common Stock, par value $0.01 per share (the "Common Stock") of General Maritime Corporation, a Marshall Islands corporation (the "Issuer"). The address of the principal executive office of the Issuer is 35 West 56th Street, New York, NY 10019.

Item 2. Identity and Background
        -----------------------
        (a) - (c) & (f)

This Statement is filed on behalf of:
     (i) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree");
     (ii) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the
           "Oaktree Fund"); and
     (iii) OCM Ajax Investments, Inc., a Cayman Islands company and a wholly owned subsidiary of the Oaktree Fund (the "Oaktree Sub").

(i)  Oaktree

The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

Executive Officers and Members

Howard S. Marks            Chairman and Principal
Bruce A. Karsh             President and Principal
Sheldon M. Stone           Principal
David Richard Masson       Principal
Larry Keele                Principal
Russel S. Bernard          Principal
Stephen A. Kaplan          Principal
David Kirchheimer          Managing Director and Chief Financial
                           and Administrative Officer
John B. Frank              Managing Director and General Counsel


(ii) The Oaktree Fund

The address of the principal business and principal office for the Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of the Oaktree Fund is to invest in entities over which there is a potential for the Oaktree Fund to exercise significant influence. The Oaktree Fund is an investment partnership, and Oaktree is its sole general partner. (See information in section (i) above regarding Oaktree and its members and executive officers.) The names and addresses of the portfolio managers of the Oaktree Fund are listed below. All individuals listed below are citizens of the United States of America.

Stephen A. Kaplan
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071

Ronald N. Beck
1301 Avenue of the Americas, 34th Floor
New York, NY 10019


(iii)    The Oaktree Sub

The address of the principal business and principal office for the Oaktree Sub is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of the Oaktree Sub is its investment in the Issuer. The Oaktree Sub is a wholly owned subsidiary of the Oaktree Fund. (See information in section (ii) above regarding the portfolio managers of the Oaktree Fund.) The names and addresses of the executive officers and directors of the Oaktree Sub are listed below. All individuals listed below are citizens of the United States of America.

Executive Officers and Directors

Stephen A. Kaplan          President and Director
Kenneth Liang              Vice President, Secretary and Director
B. James Ford              Vice President and Director
Richard Goldstein          Vice President
Vincent Cebula             Vice President
Christopher Brothers       Vice President
Michael Harmon             Vice President

(d) & (e)

During the last five years, none of Oaktree, the Oaktree Fund, or the Oaktree Sub, nor to the best of their knowledge any of their respective executive officers, directors, general partners, members or portfolio managers, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

The Oaktree Sub, the Oaktree Fund and Oaktree beneficially own 9,001,146 shares of Common Stock, though legal title to such shares is held by the Oaktree Sub, a wholly owned subsidiary of the Oaktree Fund. The Oaktree Sub received the reported shares in a recapitalization of the Issuer on June 12, 2001 which closed following effectiveness of the registration statement relating to the Issuer's initial public offering. As part of the recapitalization, the Oaktree Sub received shares in exchange for its limited partner interests in two limited partnerships owning ocean going tanker vessels that were contributed by various persons to the Issuer in the recapitalization. All of the shares received by the Oaktree Sub were deposited into a series of escrow accounts; 900,115 were deposited into a purchase price allocation account, 900,115 were deposited into an indemnity escrow account, 60,031 were deposited into a collar adjustment escrow account, and the balance of 7,140,885 shares will be released to the Oaktree Sub no later than July 12, 2001. Shares in the price calculation account may be reallocated at a later date based upon the closing balance sheets of the entities and assets contributed by various persons to the Issuer as of the time of the recapitalization. Shares in the indemnity escrow account may be recovered by the Issuer in the event of a breach of representations and warranties of the Oaktree Sub made as of the time of closing of the recapitalization. In the event of such an indemnity payment, the reporting persons may be required to deliver to the Issuer shares in addition to those held for its account in the indemnity escrow account.

The reporting persons will have the right to receive additional shares from the collar adjustment escrow account or be obligated to relinquish shares held in the escrow account depending on the value per share of the Issuer's Common Stock on the date of the recalculation described below. The reporting persons will receive additional shares if the subsequent share value is below the initial public offering price and will be required to relinquish shares if the share value is above the initial public offering price, according to a specified formula, but in no event will the reporting persons be entitled to receive more than 106,209 shares of Common Stock (in addition to the return of the 60,031 shares deposited by the reporting persons into the collar adjustment account) or be required to relinquish more than 60,031 shares of common stock. For purposes of determining the number of shares to be received or relinquished in connection with the collar adjustment escrow account, the number of shares will be recalculated on the first anniversary of the initial public offering of the Issuer or, if earlier, on the closing date of an underwritten public offering in which (together with all prior registered public offerings of the Issuer) the former limited partners of several of the partnerships that participated in the recapitalization have sold an aggregate of at least one third of the shares of common stock issued to them or deposited in an escrow account on their behalf on the date of the initial public offering of the Issuer.

Oaktree and the Oaktree Fund also beneficially owns 2,000 shares of Common Stock (pursuant to options that vested on June 15, 2001 and are exercisable until June 11, 2011) issued to Stephen A. Kaplan, a director of the Issuer, for the benefit of the Oaktree Fund (the "Option Shares"). Mr. Kaplan disclaims all pecuniary and other interests in the Option Shares in which the Oaktree Fund will be the beneficial holder.


Item 4. Purpose of Transaction
        ----------------------

The Oaktree Sub, a wholly owned subsidiary of the Oaktree Fund, acquired the shares of Common Stock for investment purposes. Oaktree, as the general partner of the Oaktree Fund, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired by the Oaktree Fund. The investment strategy of the Oaktree Fund is generally to invest in entities in which there is a potential to exercise significant influence over such entities. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock beneficially owned by Oaktree, the Oaktree Fund and the Oaktree Sub may be sold. Within approximately six months after the Issuer's initial public offering, the Oaktree Sub will be liquidated and all of the shares held by the Oaktree Sub will be distributed to the Oaktree Fund as its sole shareholder. As the general partner of the Oaktree Fund, Oaktree will have voting and dispositive power over the shares that will be held by the Oaktree Fund.

In connection with the Issuer's initial public offering, the Oaktree Sub and the Oaktree Fund entered into a lock-up agreement pursuant to which each agreed, subject to certain exceptions, that it will not offer, sell or otherwise dispose of any of the shares of Common Stock owned by it prior to December 9, 2001, without the prior written consent of the representatives of the underwriters in the initial public offering. Subject to the terms of the lock-up agreement, sales by the Oaktree Fund and the Oaktree Sub may be made at any time without further prior notice. Other than as disclosed herein, neither the Oaktree Sub, the Oaktree Fund nor Oaktree currently has agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, the Oaktree Sub, the Oaktree Fund and Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Oaktree Sub, the Oaktree Fund and Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, to other shareholders of the Issuer independently or at a regularly scheduled or special meeting of the shareholders or to other third parties regarding such matters.


Item 5. Interest and Securities of the Issuer
        -------------------------------------

    (a) Each of the Oaktree Sub, the Oaktree Fund and Oaktree, may be deemed to beneficially own 9,001,146 shares of Common Stock or 24.3% of the Common Stock outstanding (based on 37,000,000 shares of Common Stock outstanding on June 12, 2001). Stephen A. Kaplan holds, but disclaims beneficial ownership of, options, that vested on June 15, 2001 and are exercisable until June 11, 2011, to purchase 2,000 shares, or 0.005%, of the oustanding Common Stock.
To the best of the Oaktree Sub's, the Oaktree Fund's and Oaktree's knowledge, none of the other people named in response to Item 2 own any securities of the Issuer.

    (b) Within approximately six months after the initial public offering of the Issuer, the Oaktree Sub will be liquidated and all of the shares held by the Oaktree Sub will be distributed to the Oaktree Fund as its sole shareholder. Oaktree, as the general partner of the Oaktree Fund, has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund and, therefore, will have voting and dispositive power over the shares of the Issuer's Common Stock that will be held by the Oaktree Fund. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

    (c) Except for the 9,001,146 shares of Common Stock received on June 12, 2001 by the Oaktree Sub in the Issuer's initial public offering, and the option of Stephen A. Kaplan to purchase 2,000 shares of Common Stock, neither Oaktree, the Oaktree Fund, nor the Oaktree Sub and, to the best of their knowledge, none of the other people named in response to Item 2 has effected transactions involving the Issuer's Common Stock during the last 60 days.

    (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Common Stock beneficially owned by Oaktree, the Oaktree Fund, and the Oaktree Sub except to the extent that the investment advisory clients of Oaktree and the partners of the Oaktree Fund may have such right subject to the notice, withdrawal and/or termination provisions of advisory and partnership arrangements. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

    (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------

Oaktree, as general partner of the Oaktree Fund, receives a management fee for managing the assets of the Oaktree Fund and has a carried interest in the Oaktree Fund.

Stephen A. Kaplan, a director of the Issuer and a principal of the Oaktree Fund and Oaktree, is eligible to participate in the Issuer's stock option plan and has received stock options pursuant to such plan. Pursuant to Oaktree policies, Mr. Kaplan cannot retain such stock options or shares issued pursuant thereto and assigns all pecuniary and voting interests, including sole discretion on the exercise and sale of such options, to the Oaktree Fund.

The Issuer has granted Oaktree management consultation rights in connection with its and the Oaktree Fund's status as a venture capital operating company. These rights will terminate on the date upon which Oaktree, together with its affiliates, ceases to beneficially hold a number of equity securities issued by the Issuer equal to or less than 10% of the equity securities held by Oaktree and its affiliates upon the closing of the Issuer's initial public offering.


Item 7. Material to be filed as Exhibits
        --------------------------------

The following is filed herewith as an Exhibit to this Statement:

   Exhibit 1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.







SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 6th day of July 2001.


OAKTREE CAPITAL MANAGEMENT, LLC


/s/ John B. Frank
----------------------------------------------
By:      John B. Frank
Title:   Managing Director and General Counsel



OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:      Oaktree Capital Management, LLC
Its:     General Partner


/s/ John B. Frank
----------------------------------------------
By:      John B. Frank
Title:   Managing Director and General Counsel



OCM AJAX INVESTMENTS, INC.


/s/ Kenneth Liang
----------------------------------------------
By:     Kenneth Liang
Title:  Vice President and Secretary








                                EXHIBIT INDEX



Exhibit Number                           Description
--------------                           -----------

    1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.





                                                                 EXHIBIT 1.1

                           JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: July 6, 2001



OAKTREE CAPITAL MANAGEMENT, LLC


/s/ John B. Frank
----------------------------------------------
By:      John B. Frank
Title:   Managing Director and General Counsel



OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:      Oaktree Capital Management, LLC
Its:     General Partner


/s/ John B. Frank
----------------------------------------------
By:      John B. Frank
Title:   Managing Director and General Counsel



OCM AJAX INVESTMENTS, INC.

/s/ Kenneth Liang
----------------------------------------------
By:      Kenneth Liang
Title:   Vice President and Secretary